Artisan Funds, Inc.
1940 Act File No. 811-8932
Report on Form N-SAR for the period ended September 30, 2003

Item 77E
Artisan Funds and Artisan Partners Limited Partnership ("the Adviser") are defendants in a lawsuit filed September 17, 2003 in the Circuit Court of the Third Judicial Circuit of Madison County, Illinois that seeks certification of a plaintiff class consisting of all persons in the United States who held shares in International Fund for a period of more than 14 days during the five years prior to the filing of the lawsuit. The suit seeks compensatory and punitive damages, as well as interest, costs and attorney's fees. The lawsuit alleges, in summary, that Artisan Funds and the Adviser exposed long-term International Fund shareholders to trading by market timers by allegedly (a) failing to properly evaluate daily whether a significant event affecting the value of International Fund's securities had occurred after foreign markets had closed but before the calculation of the Fund's net asset value ("NAV"); (b) failing to implement the Fund's portfolio valuation and share pricing policies and procedures; (c) allowing portfolio valuation and share policies and procedures that benefited market timers at the expense of long-term shareholders; and (d) failing to know and implement applicable rules and regulations concerning the calculation of NAV. Artisan Funds and the Adviser intend to defend the lawsuit vigorously. Artisan Funds does not believe that the pending action will have a material affect on the financial statements of any Fund.